UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGEACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number:  000-51292

Behringer Harvard Mid-Term Value Enhancement Fund I LP
(Exact name of registrant as specified in its charter) 15601 Dallas Parkway, Suite 600 Addison, Texas 75001 (866) 655-1600
(Address, including zip code, and telephone number, including area code of registrant’s principal executive offices) Units of Limited Partnership Interest
(Title of each class of securities covered by this Form) None
(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1) ☒
Rule 12g-4(a)(2) ☐
Rule 12h-3(b)(1)(i) ☒
Rule 12h-3(b)(1)(ii) ☐
Rule 15d-6 ☐

Approximate number of holders of record as of the certification or notice date:     None

Pursuant to the requirements of the Securities Exchange Act of 1934, Behringer Harvard Mid-Term Value Enhancement Fund I LP has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Behringer Harvard Advisors I LP
Co-General Partner

Dated: February 16, 2011	By:	/s/ Gerald J. Reihsen, III
Gerald J. Reihsen, III
Executive Vice President –
Corporate Development & Legal
and Assistant Secretary